SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CKX Lands, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

12562N104
(CUSIP Number)

Michael B. White Ottley Properties, LLC 337 Metairie Road, Suite 202 Metairie, Louisiana 70005 (504) 833-7900
(Name, address and telephone number of person authorized to receive notices and communications)

February 25, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☑

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 12562N104	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Ottley Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF	7	SOLE VOTING POWER	344,097
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	344,097
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,097
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14	TYPE OF REPORTING PERSON OO

* Based on 1,942,495 total shares outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ending on September 30, 2014.

CUSIP No. 12562N104	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Michael B. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	344,097
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	344,097
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%**
14	TYPE OF REPORTING PERSON IN

* Michael B. White, as the sole manager of Ottley Properties, LLC, may be deemed to share voting and investment power over the shares held by Ottley Properties, LLC.
** Based on 1,942,495 total shares outstanding as reported in the Issuer’s Form 10-Q for the fiscal quarter ending on September 30, 2014.

CUSIP No. 12562N104	SCHEDULE 13D	Page 4 of 6 Pages

This Amendment No. 2 to Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of CKX Lands, Inc., a Louisiana corporation (the “Issuer”) and amends the Schedule 13D filed by the Reporting Persons on September 5, 2013 (as amended by Amendment No. 1 filed on April 15, 2014, the “Initial Statement”).  Except as specifically amended by this Amendment No. 2, the Initial Statement remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a)           As of the date of this filing, the Reporting Persons are the beneficial owner of 344,097 shares, representing 17.7% of the aggregate Common Stock outstanding.

(b)           Ottley is the direct owner of all 344,097 shares reported, with sole power to vote and dispose of all reported shares.  However, Michael B. White, as the sole manager of Ottley, may be deemed to share voting and dispositive power over the 344,097 shares owned directly by Ottley.

The following disclosure is hereby appended to Item 5(c) of the Initial Statement:

(c)           Three transactions in the Issuer’s Common Stock were transacted during the sixty-day period prior to the date of the filing of this Amendment No. 2:  (1) on January 30, 2015, Ottley purchased 14,238 shares in a private transaction with an individual investor in exchange for a cash payment of $15.00 per share; (2) on February 12, 2015, Ottley purchased 100 shares on the open market for $14.86 per share; and (3) on February 25, 2015, Ottley purchased 5,503 shares on the open market for $14.8727 per share.

Item 7. Material to Be Filed as Exhibits.

A	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Exchange Act.

SIGNATURES

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2015		/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

Date: March 2, 2015	By:	Michael B. White
Michael B. White, Sole Manager

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D dated as of February 25, 2015 relating to the shares of common stock, no par value per share, of CKX Lands, Inc., to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

/s/ Michael B. White
Michael B. White

Ottley Properties, LLC

By:	Michael B. White
Michael B. White, Sole Manager